EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

7 September 2023

NOVONIX Announces Appointment of Suresh Vaidyanathan to Board of Directors

BRISBANE, Australia, September 7, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced the appointment of Suresh Vaidyanathan, Vice President, Emerging Energy for Phillips 66 to its Board of Directors, effective September 6th. Mr. Vaidyanathan replaces outgoing Board member Zhanna Golodryga, Executive Vice President of Emerging Energy of Phillips 66. Pursuant to Phillips 66’s 2021 investment in the Company, Phillips 66 maintains the right to nominate a member to the Board of NOVONIX.

“It gives me great pleasure to announce the appointment of Suresh Vaidyanathan to NOVONIX’s Board of Directors” said Chairman Robert J. Natter. “Mr. Vaidyanathan brings a wealth of relevant and valuable energy industry knowledge from his time working with large industrial projects in India, Europe, and the United States. His contributions to our Board will lend a critical perspective that will aid us in meeting our planned goals to enhance shareholder value. I would also like to thank Ms. Golodryga for her outstanding service on NOVONIX’s Board of Directors. Her contributions have positioned us to take steps to further our company’s vision.”

“Joining NOVONIX’s Board is an exciting endeavor,” said Mr. Vaidyanathan. “I look forward to contributing to NOVONIX’s efforts to develop sustainable technologies and high-performance battery materials.”

Suresh Vaidyanathan
Suresh Vaidyanathan is Vice President, Emerging Energy, for Phillips 66. A chemical engineer by training, Mr. Vaidyanathan has more than 30 years of global experience in the downstream oil and gas industry.

Prior to assuming his current role in 2023, he served in a variety of refining, technical services, operations and strategy leadership roles across Phillips 66. He started his career at HPCL of India in 1991 (formerly Exxon-Caltex Refining), and later worked in the Fractionation industry with Koch Industries and Sulzer Chemtech in India, Europe and the U.S.

Mr. Vaidyanathan holds a master’s degree in chemical engineering from the Indian Institute of Technology (IIT), and an MBA from Southern Methodist University.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA